

July 28, 2011

Via E-mail
David M. Wehner, CFO
Zynga Inc.
444 De Haro Street, Suite 125
San Francisco, CA 94107

> **Re: Zynga Inc.**
> **Registration Statement on Form S-1**
> **Filed on July 1, 2011**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on July 18, 2011**
> **File No. 333-175298**

Dear Mr. Wehner:

We have reviewed the above-referenced registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are in receipt of your request for confidential treatment dated July 18, 2011 in connection with Exhibits 10.15 and 10.16. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Cover Page

3.   Please revise the outside front cover page of the prospectus and the prospectus summary to disclose the three-class structure of your common stock. Also disclose the different voting rights associated with each class and the voting control to be exercised following the offering by holders of your Class B and Class C common stock.

Inside Front Cover Graphic

4.   We have reviewed your art work for the front cover page graphic and have the following concerns. Please review the points listed below and revise your graphic to address these concerns. Refer also to Question 101.02 of the Division of Corporation Finance Securities Act Forms Compliance and Disclosure Interpretations, available on our website for general guidance. If you wish to discuss any of these points prior to submitting a revised graphic, please feel free to contact the legal staff listed at the end of this letter.

- The "Zynga Stats" do not appear to be readily understood on their face, even taking into consideration the footnoted disclosure at the bottom of the graphic. The disclosure in the body of the prospectus on page 34 defining in specific detail each of the statistics appearing on the inside front cover appears to support this view. Furthermore, the term "neighbor connections" does not appear to be self-explanatory. To the extent you wish to retain statistics in the graphic, they must be self-explanatory and readily understood without further definition in the prospectus or footnote disclosure. Please revise accordingly or advise.

- We note that the "Zynga Stats" provide information about your users, the vast majority of which use your games for free. The graphics should provide a balanced view of your business and should not be used to present only the most favorable aspects of your business or to give undue prominence to selected portions of your business or operations. Please tell us what consideration you gave to balancing the information conveyed through the graphic by including among your statistics the number of paying users or otherwise indicating that a small percentage of your players generate nearly all of your revenues.

- It does not appear to be appropriate to include selectively extracted financial information, including non-GAAP financial information, in a graphic of this type. Not only must the non-GAAP information comply with the requirements of Item 10(e) of Regulation S-K, such as reconciliation to GAAP, but the financial information should also be presented contextually in light of other relevant financial information. Please remove the bar graph from the graphic. If you wish to retain this information in your document, consider relocating it to the summary section or another appropriate location of the prospectus along with appropriate explanatory disclosure.

Letter to Potential Zynga Shareholders

5.   Please relocate the letter to a section of the prospectus following the risk factors. The lengthy description of your business culture and philosophy appears to be more appropriate for the body of the document.

6.   We note your statements that you generated over $1.5 billion in bookings and that you generated positive operating cash flow since the fall of 2007. Please note our other comments relating to the use of non-GAAP measures. In addition, please balance these statements with disclosure regarding your net losses in prior years.

Table of Contents, page i

7.   You use of the acronyms "DAUs," "MAUs," and "MUUs" to refer to your internally-measured user information and the terms "daily active users" and "monthly active users" to refer to data generated by AppData is confusing. Please use another means to distinguish between your internally generated user data and user data published by AppData. As an example, consider referring to "DAUs as measured by Zynga" and "DAUs as measured by AppData." Please make appropriate changes throughout the prospectus, including the letter to potential shareholders.

Prospectus Summary, page 1

8.   We note your use of the non-GAAP measures bookings and adjusted EBITDA throughout the filing. Please revise your disclosures to include a presentation, with equal or greater prominence, to the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles (GAAP). We refer you to Item 10(e)(1)(i)(A) of Regulation S-K. Also, revise your disclosure throughout the prospectus to discuss the limitations associated with using bookings and adjusted EBITDA rather than GAAP measures.

9.   With respect to third-party statements in this section and throughout the prospectus, such as the data attributed to AppData, IDC, In-Stat, Flurry Analytics and IBISWorld, Inc., supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite.

10.   Please provide support for your claims here and in the business section that you "pioneered" social games and that "games have grown to become the second most popular online activity in the United States by time spent, even surpassing email."

11.   Please revise the summary section, which is subject to the plain English requirements of Rule 421(d) of Regulation C, to avoid unnecessary repetitiveness and duplication of the business section disclosure. The summary should be brief and is not required to, and

should not, contain all of the detailed information in the prospectus. Refer to Item 503(a) of Regulation S-K. In addition, please define the acronyms in this section upon first use.

Overview, page 1

12.   For a more balanced presentation of your current operations, please provide prominent disclosure concerning the following aspects of your business:

- Substantially all of your revenue is derived from a small percentage of your players. Quantify the percentages for the periods covered in your financial statements;
- Substantially all of your revenue and players are generated through Facebook; and
- A small number of games has generated a majority of your revenue. Briefly describe and quantify your reliance on, and identify, the games.

13.   Please explain in this section what you mean by the statement that you operate your games as "live services." Also, ensure that whenever you refer to a game as "popular" or "successful" in the prospectus, you clearly explain how you measured such popularity or success and that you disclose the time period applicable to the measurement. For example, we note your statement that a Zynga game has been the "most popular game" on Facebook every month since the beginning of 2009. Please clarify how you measured a game's "popularity" for the purposes of making this determination, such as whether it was based on the number of daily active users or some other standard. Also, you state in this section that "according to AppData, we have the top five social games on Facebook based on daily active users." Please revise to disclose the timeframe applicable to this claim, such as whether this was as of the date of the preliminary prospectus or some other time period. Also, clarify the standard you used in determining that the games "Words with Friends" and "Hanging with Friends" are the "top two games" in the word category in the Apple App Store for iPhone, and explain how you measured the popularity of "Empires & Allies" when you determined that it was the "second most popular" game on Facebook less than a month after its launch. This comment also applies to the business section.

Our Core Strengths, page 4

14.   Please expand your disclosure under the subheading "Attractive Financial Model" to briefly describe your financial model and to identify and quantify your revenue streams in the free-to-play model.

Risk Factors

"We have a new business model…," page 15

15.   Please revise this risk factor to omit the comprehensive list of challenges that you face. Many of these challenges are repeated elsewhere in the Risk Factor section as separate risks and are not necessary to explain this risk. To the extent that any of the challenges

identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such risk separately. Please make similar revisions to the risk factors on pages 22 and 29.

"We rely on a small percentage of our players…," page 16

16.   You disclose in this risk factor that a small percentage of your players account for nearly all of your revenue. Please quantify the number and percentage of your paying players in the first quarter of fiscal 2011 and the three prior fiscal years.

"A significant majority of our game traffic is hosted…," page 17

17.   You state in this risk factor that a significant majority of your game traffic is hosted by Amazon Web Services ("AWS"). Please discuss your contractual arrangements with this company in your prospectus. Also, file any agreements with AWS as exhibits to your registration statement or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our core values of focusing on our players first…," page 18

18.   Please provide examples in this risk factor of the types of investments or changes in strategy that you have made in the past to benefit players despite the potential negative effect on your operating results. Also, please provide examples of how your philosophy of putting players first could negatively impact your relationships with distribution partners or other third parties.

"If we lose the services of our founder…," page 18

19.   Please disclose whether or not you carry key man insurance.

"Expansion into international markets is important for our growth…," page 19

20.   We note the comprehensive list of risks you face in expanding your business into international markets. Please consider whether any of these risks should be addressed in a separate risk factor.

"The three class structure of our common stock…," page 28

21.   You disclose on page 124 that you have entered into a voting agreement with your preferred stockholders. Please disclose the agreement in this risk factor and discuss any related risks to investors in your Class A common stock. Also, file the voting agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

"The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.", page 31

22. Your disclosures indicate that you are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. Revise your disclosures to clarify whether you identified any material weaknesses or significant deficiencies as of March 31, 2011.

Market Data, User Metrics and Zynga Stats

Market Data, page 34

23. We note your statement in this section that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

User Metrics, page 34

24. Please briefly explain the reasons why your internally generated DAU and MAU information does not match information from AppData.

Zynga Stats (inside front cover) page 34

25. Refer to our comment above regarding your inside front cover graphics. Graphics used on the inside front cover should not necessitate reference to a separate section of defined terms. Your revised graphics should eliminate the need for the disclosure in this section. Please confirm your understanding or advise.

Use of Proceeds, page 36

26. We note that you intend to use the proceeds of the offering for general corporate purposes, including working capital, game development, marketing activities and capital expenditures. Please expand your discussion to estimate the portion of the proceeds to be used for such listed purposes, including the portion you intend to contribute to charitable causes. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of financial condition and Results of Operations

Overview, page 46

27.   We note from your disclosures on page 47 that substantially all of your revenues are derived from a small percentage of players. Since you disclose on page 49 that game monetization generates most of your revenue and is affected by the number of paying players and the amount each spends it would appear to be critical information to investors to see some quantified measures of paying players over the periods and the amounts they spent, with analysis of how those two elements impacted game monetization. Revise your disclosures to quantify the number and percentage of paying players and spending per player for each period presented and with analysis of any trends or uncertainties identified since this will be a critical component of your future growth. In addition, discussion of the international player proportions to total players and historical trends in numbers and spending amounts would also appear to be of significance to investors since international players "have historically lagged" the U.S. player monetization. Please revise or tell us why such additional disclosure would not be meaningful. We refer you to Section III.B of SEC Release 33-8350.

28.   Revise your disclosures to discuss any significant trends or uncertainties in the two or three games that generate substantially all of your revenues. Quantitative disclosures and analysis with respect to the individual games seems to be important and material information to the users of your financial statements since you generate substantially all of your revenues from only a small number of games. We refer you to Section III.B of SEC Release 33-8350.

How We Generate Revenue, page 47

29.   Your disclosures indicate that revenue growth will depend largely on your ability to retain existing players, attract new players, convert-paying players and increase revenues per player. These appear to be important measures of your operating performance. Revise your disclosures to provide a quantitative and qualitative discussion and analysis of the changes in these metrics of players for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer to your Section III.B.1 of SEC Release No. 33-8350.

Key Operating Metrics, page 48

30.   You disclose on page 49 the 2010 Facebook policy change limiting the level of communication among users that caused a decline in the number of players. The impact of known trends, demands, commitments, events, and uncertainties, such as this change in the business relationship with Facebook and the launch of CityVille in December 2010, which are reasonably likely to materially affect the quality and potential variability of your earnings and cash flows should be discussed in MD&A. To the extent possible, you should quantify their material effects. Similarly, where you note other trends or

changes in key financial metrics or revenues and costs you should discuss their reasonably likely material effect on future earnings and cash flows and the business as a whole. For example, we note the quarterly growth rate of "Booking and Revenues" and "Adjusted EBITDA" on page 48 slowed from 2009 to 2010. We also note that annual revenue growth rates for 2008 to 2009 and 2009 to 2010 also declined. To the extent these represent trends that are expected to impact future results and cash flows revise MD&A accordingly. See Item 303 of Regulation S-K.

Factors Affecting Our Performance, page 49

31.   Revise your disclosures to quantify the amount of revenues generated through the Facebook platform for each period presented. This appears to be important and material information to the users of your financial statements since you generate substantially all of your revenue and players through the Facebook platform and expect to continue to do so in the foreseeable future. We refer you to Section III.B of SEC Release 33-8350.

32.   Please provide more detail on your plan to invest in your network infrastructure. For example, describes the steps you intend to take over the next 12 months and the related costs. Similarly, provide more specific information on the investments you have made, and intend to make over the next 12 months, in developing new distribution channels.

Results of Operations, page 51

33.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For instance, you disclose that your online game revenues increased in the three months ended March 31, 2011 compared with the three months ended March 31, 2010 as a result of an increase in bookings growth from existing games and the launch of several successful new games including CityVille, FrontierVille and Treasure Isle in 2010. Your disclosures further indicate that the increase in your online game revenues is attributable to a decrease in the weighted-average life of a virtual good included in bookings offset by the adoption of Facebook Credits as your primary in-game payment method beginning in the third quarter of 2010. Revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33-8350.

34.   In order to provide more transparent analysis of factors impacting your operating results throughout your discussion of revenues, please revise to address the impact of the "Factors Affecting Our Performance" disclosed on page 49. For example, where you discuss new game launches and additions of new content you should consider discussion of the timing of those launches and content additions within the respective periods so an investor can understand the impact on revenues over the periods discussed.

35.   Revise your disclosures to explain why advertising revenues increased as a result of in-game offers and other advertising activities during the three months ended March 31, 2011. Your disclosure should provide analysis of the underlying causes for material

changes that impact your statement of operations. We refer you to Section III.B.4 of SEC Release 33-8350.

36.   Please revise your disclosures to clarify the extent to which increases in your online game and advertising revenues were attributable to changes in prices and volume. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

37.   Revise MD&A to discuss the significant changes in revenues by geographic area. Your disclosures on page F-35 appear to indicate that a discussion by geographic area is important information necessary to an understanding of the business. We refer you Section II.F.1 of SEC Release 33-6835.

Provision for income taxes, page 54

38.   We note from your income tax and geographic information disclosures in Notes 7 and 12 on pages F-22 and F-35, respectively, what appear to be disproportionate relationships among domestic and foreign pre-tax income, tax rates and revenues. From Note 12, "All other countries" revenues were 13.5%, 27% and 32.7% of fiscal 2008, 2009 and 2010 total revenues, yet "International" pre-tax income(loss) comprise nearly 0% for 2008 and 2009 and a 12% loss effect on 2010 as disclosed in Note 7.   From Note 7, "Income taxed at foreign rates" caused no significant income tax effect for 2008 and 2009 but did cause an increase over the 2010 U.S. federal statutory rate. The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Also consider addressing the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international components of income before income taxes. Revise MD&A to explain the foregoing issues for the periods reported. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 59

39.   Your disclosures appear to be a mere recitation of the changes and other information evident from your financial statements. Revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.   In this respect, revise your disclosures to disclose the days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. In addition, where there has been material variability in historical cash flows, including material changes in working capital items, your discussion should focus on the underlying reasons for the changes as well as their

reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

40. We note from your disclosures on page 27 that your corporate structure and intercompany arrangements, including the manner in which you develop and use your intellectual property and the transfer pricing of your intercompany transactions, are intended to provide you with worldwide tax efficiencies. Revise to provide liquidity disclosures discussing the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Revenue Recognition, page 62

41. Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant estimates and assumptions that management makes in determining the average period that a paying player typically plays your games and the estimated average life of your virtual goods. In addition, revise your disclosures to discuss the estimates and assumptions that you consider in differentiating between revenues attributable to durable and consumable virtual goods. We refer you to Section V of SEC Release No. 33-8350.

Valuation of Our Common Stock and Series Z Preferred Stock, page 65

42. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

43. Revise your table on page 66 to include the intrinsic value of all shares underlying the outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the award outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

44. Revise your disclosures to provide an enhanced discussion of the significant factors contributing to the difference in fair value of your underlying common stock at each valuation date.   This reconciliation should quantify the expected returns and significant factors considered and assumptions made in determining the fair value of the underlying

common stock. For instance, your disclosures should quantify the changes in your invested capital and the weighting related to a potential exit event from a strategic acquirer or initial public offering. In addition, revise your disclosures to describe any significant intervening events within the company contributing to the difference in fair value at each valuation date

Business

Our Social Games, page 74

45.   You indicate in this section that "Empires & Allies" surpassed 21 million MAUs within the first 20 days after launch. Since you define MAUs as the number of individuals who played a particular game during a 30-day period, it is unclear how you reached this conclusion. Please advise.

Advertising, page 82

46.   In regard to the Café World promotion, please identify the source of the "third-party research" referred to in this section.

Management

Board of Directors, page 93

47.   We note your disclosure that Mr. Meresman has been serving on the board of directors of various public companies during the past five years. Please disclose the names of these public companies. Refer to Item 401(e)(2) of Regulation S-K.

Non-Employee Director Compensation, page 97

48.   Please disclose the circumstances surrounding the issuance of restricted stock units to Mr. Hoffman in fiscal 2010. Also, address why neither Messrs. Hordon nor Feld received equity grants last year. Refer to Item 402(k)(3) of Regulation S-K.

Executive Compensation, page 98

General

49.   You state that you expect your compensation practices and design will change as you transition to being a public company. Please discuss in greater detail, to the extent known, how your compensation practices are expected to change following your initial public offering.

2010 Summary Compensation Table, page 108

50.   Please advise whether Mr. Van Natta's compensation includes compensation paid to him in connection with the consulting services provided to the company by Lumninor Group LLC during fiscal 2010. Refer to Item 402(a)(2) of Regulation S-K.

51.   Please identify by footnote to the summary compensation table or otherwise the dates when Messrs. Wehner, Van Natta and Chiang were hired in 2010.

Certain Relationships and Related Person Transactions

Loan to Officer, page 124

52.   We note the disclosure regarding the loan to Mr. Verdu. Please disclose the business purpose of the loan. Also, file the promissory note as an exhibit to the registration statement. Refer to Item 601(b)(10)(i)(A) of Regulation S-K. Finally, provide us with a detailed analysis as to how the loan is consistent with Section 13(k) of the Exchange Act. As you may be aware, upon filing of your registration statement, you achieved the status of "issuer" as defined in Section 2 of the Sarbanes-Oxley Act of 2002.

Other Transactions, page 124

53.   Please file your Consulting Services Agreement with Luminor Group LLC and your lease agreement with Mr. Pincus as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

54.   Please expand your disclosure regarding your review, approval or ratification of related party transactions to disclose your plans for establishing such policies and procedures. Refer to Item 404(b) of Regulation S-K. Clarify the standards to be used and transaction types that will be reviewed by the Audit Committee until such time as you have developed written policies and procedures.

Principal and Selling Stockholders, page 126

55.   Please disclose the natural persons(s) who have voting and dispositive power over the shares of your common stock held by KPCB Holdings, Inc. and DST Global Limited. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. Also, we note that footnotes 4, 5, 6, 7, 14 and 16 contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person's

Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

56.   Please explain why you have not provided a separate caption in the financial statements for your Class C common stock. We refer you to Rule 5-02.30 of Regulation S-X.

Consolidated Statements of Operations, page F-4

57.   Explain why you have not presented basic and diluted earnings per share for your Class C common stock. If basic and diluted earnings per share for the Class A, Class B and Class C common stock are the same, you should provide transparent disclosure to that effect on your statement of operations and in your footnote disclosure. We refer you to the guidance in ASC 260-10-45.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

58.   We note that prior to October 1, 2009, you did not have the data to determine the consumption dates for your consumable virtual goods or to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Explain the nature and type of the data collected for your virtual goods that allows you to separately account for the durable and consumable goods. Describe how you distinguish between consumable and durable virtual goods. Explain why you believe that virtual consumable goods represent goods that can be consumed by a specific player action. Quantify the amount of revenues attributable to durable and consumable virtual goods for each period presented. As part of your response, tell us your consideration of whether there is any continuing performance obligation associated with the sale of consumable virtual goods.

59.   Revise your revenue recognition policy to clarify how you account for each type of advertising service. In this respect, we note from your disclosures on page 82 that your advertising offerings include branded virtual goods and sponsorships, engagement advertisements and mobile advertisements.

60.   Explain why certain branded in-game sponsorships that involve virtual goods are deferred and recognized over the estimated life of the branded virtual good, similar to online game revenue.

61.   Clarify how you recognize revenues for certain promotions to customers that include the sale of in-game virtual currency via the sale of a game card and also other deliverables such as a limited edition in-game virtual good.

62.   Explain how your recognize revenues for arrangements with customers to sell in-game branded advertising services that include one specified fee that covers various campaign dates across various games.

63.   Clarify how you recognize revenues on arrangements with partners such as Groupon. Explain the relative terms and conditions of such arrangements. Tell us the amount of revenues recognized on such arrangements for each period presented.

Note 6. Goodwill and Other Intangible Assets, page F-22

64.   Revise your disclosures to present the changes in the carrying value of goodwill for each period in which a statement of financial position is presented. In this respect, you should disclose the changes in goodwill that occurred during the years ended December 31, 2010 and 2009. See ASC 350-20-50-1.

Note 8. Stockholders' Equity, page F-25

65.   Revise your disclosures to discuss the pertinent rights and privileges associated with the various classes of your common stock. We refer you to ASC 505-10-50.

Convertible Preferred Stock, page F-25

66.   We note from your disclosures that your Series B-2 shares have a contingent conversion feature that would allow the investor to redeem the shares for cash up to the original issue price of $150 million under certain conditions. Please provide us your analysis and explain how you determined that an equity classification is appropriate for the Series B-2 shares. As part of your response, cite the specific accounting guidance that you relied upon.

Founder's Shares, page F-27

67.   Explain the accounting basis for the stock compensation and vesting distinction recognized for the Founder's Class A Shares. In this regard, it is not clear why the Class B shares are not similarly accounted for as compensation. Please advise and revise your disclosure accordingly.

Stock-Based Compensation, page F-27

68.   Please clarify your disclosures on page F-28 that indicate there were no stock options granted in the three months ended March 31, 2011. In this respect, the disclosures in

your table on page F-29 appear to indicate that there were 1,000 stock options granted in the three months ended March 31, 2011.

69.   Your disclosures on page F-30 indicate that in December 2010, you cancelled an aggregate of 4.2 million vested and unvested ZSUs held by certain employees in order to maintain compliance with certain laws. Please explain how you accounted for the cancellation and tell us the total amount of incremental cost resulting from the termination. Cite the specific accounting guidance that you relied upon in making this determination.

70.   Please explain how your disclosures comply with the requirements in ASC 718-10-50. In this respect, it is not clear how you have disclosed the number of shares authorized for awards other than to show additional share authorization amounts on page F-29.

71.   We note that you have granted restricted stock units, or ZSUs, to your employees that generally vest upon the satisfaction of both a service-based condition of up to four years and a liquidity condition. We further note that the liquidity condition will not be met until the occurrence of a qualifying liquidity event (an initial public offering or change of control). Explain why you have not recorded any stock-based compensation expense to date on your ZSU grants that contain both a performance and liquidity condition. Cite the specific guidance in ASC 718 that you relied upon in making this determination. As part of your response. tell us whether you believe the satisfaction of the service condition and liquidity condition were probable of occurring as of December 31, 2010 and March 31, 2011.

Note 9. Net Income (Loss) Per Share of Class A and Class B Common Stock

Unaudited Pro Forma Net Income Per Share for Class A and Class B Common Stock, page F-33

72.   We note from your disclosures on page 8 that the amendment to your certificate of incorporation redesignates currently outstanding Class A common stock and Class B common stock as "Class B common stock" and "Class C common stock", respectively, and creates a new class of Class A common stock to be offered and sold in this offering. Please explain how your pro forma presentation of earnings per share on page F-33 reflects your redesignated currently outstanding Class A common stock and the new class of Class A common stock to be offered and sold in this offering.

Note 10. Contingencies, page F-34

73.   We note from your disclosures that you are subject to legal proceedings, claims and litigation arising in the ordinary course of business. Please tell us whether it is reasonably possible that the outcome of the various legal proceedings, claims (both asserted and unasserted) and litigation could have a material effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred you must either disclose an estimate of the

additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. We refer you to the guidance in ASC 450-20-50 and SAB Topic 5Y.

Note 12. Geographical Information, page F-35

74.   We note from your disclosures on page 1 that you offer your games on various platforms including Facebook, other platforms and mobile. We further note from your disclosures on page 47 that two or three games have generated the majority of your online game revenues. Explain to us the factors considered in your conclusion that you have one reportable segment in accordance with ASC 280-10-50, including your consideration of the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12, as applicable. As part of your response, tell us the separate revenue information for your online games that your CODM maker reviews to evaluate your operating performance.

Subsequent Events, page F-36

75.   Please explain why the subsequent event note does not reflect the certificate of incorporation amendment re-designating currently outstanding Class A and B common stock as B and C. You appear to state in the head note prior to the 2-for-1 forward split that on April 18, 2011 that the re-designation is assumed or reflected in the March 31, 2011 financial statements.

Outside Back Cover Page

76.   Please supplementally provide us with support for the quotes appearing in this graphic.

Recent Sales of Unregistered Securities, page II-2

77.   For each of the transactions listed in this section, name the persons or identify the class of persons to whom the securities were sold. Also, provide separate disclosure for each transaction currently aggregated in paragraphs (b)(8), (9) and (10), including disclosure regarding the nature and aggregate amount of consideration received by the registrant in each transaction. Refer to Item 701 of Regulation S-K.

Exhibit Index

78.   We note that certain exhibits will be filed by an amendment. Please be advised that we may require additional time to review such exhibits when filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        John T. McKenna, Esq.
        Cooley LLP